UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

SANTA FE GOLD CORPORATION
(Name of Issuer)

Common Stock, $.25 Par Value
(Title of Class of Securities)

80201E108
(CUSIP Number)

Attention: John McClellan
Sigma Planning Corporation
4261 Park Road
Ann Arbor, Michigan 48103
888-744-6264
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 13, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80201E108	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sigma Planning Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Other (OO)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,160,030
	8	SHARED VOTING POWER 10,160,030
	9	SOLE DISPOSITIVE POWER 10,160,030
	10	SHARED DISPOSITIVE POWER 10,160,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,160,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1%
14	TYPE OF REPORTING PERSON (see instructions) Investment Adviser (IA)
(1)
The Reporting Persons are affiliated in that Mr. Pirmann is an investment advisor representative of Sigma Planning Corporation; however, the Reporting Persons expressly disclaim the existence of a group.

CUSIP No. 80201E108	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wayne Pirmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒(1)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Personal Funds (PF)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 307,200
	8	SHARED VOTING POWER 10,160,030
	9	SOLE DISPOSITIVE POWER 307,200
	10	SHARED DISPOSITIVE POWER 10,160,030
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,160,030
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.1%
14	TYPE OF REPORTING PERSON (see instructions) Individual (IN)
(1)
The Reporting Persons are affiliated in that Mr. Pirmann is an investment advisor representative of Sigma Planning Corporation; however, the Reporting Persons expressly disclaim the existence of a group.

CUSIP No. 80201E108	13D	Page 4 of 15 Pages

Item 1.     Security and Issuer.

The securities to which this Schedule 13D relates are shares (the “Shares”) of common stock, par value $.002 per share (the “Common Stock”), of Santa Fe Gold Corporation, a Delaware corporation with principal executive offices located at 1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110  (the “Issuer”).

Item 2.     Identity and Background.

(a)  This Schedule 13D is being filed by Sigma Planning Corporation (“Sigma”), and Wayne Pirmann (“Mr. Pirmann” and collectively with Sigma, the “Reporting Persons”).  Sigma is a registered investment adviser with customers holding Shares in various retail accounts (“Retail Accounts”) and managed accounts (“Managed Accounts” and collectively with the “Retail Accounts,” the “Client Accounts”).  Mr. Pirmann is an investment advisor representative of Sigma for various Managed Accounts in which Shares are held.

Sigma may be deemed a beneficial owner of 10,160,030 of the Shares held in the Client Accounts by virtue of its authority, if exercised, to direct the voting and disposition of the Shares held in the Client Accounts.  Sigma disclaims beneficial interest in the Shares held in the Client Accounts except to the extent of its pecuniary interest therein.  Mr. Pirmann may be deemed a beneficial owner of 10,160,030 of the Shares held in the Client Accounts, 9,852,830 of which Shares are held in the Managed Accounts and 307,200 of which Shares are held in the Retail Accounts.  With respect to the 9,852,830 Shares held in the Managed Accounts, Mr. Pirmann may be deemed the beneficial owner by virtue of being the portfolio manager with authority to direct the voting and disposition of such Shares; however, Mr. Pirmann disclaims beneficial interest in such Shares held in the Managed Accounts.  Mr. Pirmann, individually or jointly with his spouse, is the beneficial owner with respect to 307,200 Shares held in the Retail Accounts.  Mr. Pirmann may be deemed the beneficial owner of 16,500 Shares held in the Retail Accounts which Shares are owned directly by his spouse; however, Mr. Pirmann disclaims beneficial ownership of such Shares except to the extent of any potential pecuniary interest therein.

(b) The business address of each of Sigma and Mr. Pirmann is 4261 Park Road, Ann Arbor, Michigan 48103.

(c) Sigma is principally engaged in the business of providing fee-based advisory services.  Mr. Pirmann is an investment advisor representative of Sigma.

(d) and (e)  None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sigma is a Michigan corporation.  Mr. Pirmann is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 10,160,030 Shares held in the Client Accounts was $9,248,298.99, inclusive of brokerage commissions.  Such Shares were purchased with private funds of Sigma’s clients.

The aggregate purchase price of the 307,200 Shares that may be deemed to be beneficially owned by Mr. Pirmann was $252,309.84, inclusive of brokerage commissions.  Mr. Pirmann and/or his spouse used personal funds to purchase such Shares.

Item 4.     Purpose of Transaction.

The Reporting Persons acquired the 10,160,030 Shares for investment purposes in the ordinary course of their business of investing in securities for their Client Accounts over which the Reporting Persons have investment or voting power.  Mr. Pirmann and/or his spouse acquired the 307,200 Shares for investment purposes.  The Reporting Persons have no plans or proposals as of the date of this filing that relate to any of the actions described in subsections (a) through (j) of this Item 4.

CUSIP No. 80201E108	13D	Page 5 of 15 Pages

Nothing herein should be construed as limiting the Reporting Persons’ ability and intention to further purchase, sell, lend, vote, dispose or otherwise deal in the Issuer’s securities at times and in such manner as they deem advisable in pursuit of their investment purposes, including to benefit from changes in Share market prices resulting from actual or perceived developments in the Issuer’s operations, management, or from sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer and may discuss such analysis with the Issuer’s management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors, competitors, sources of credit or investment banking firms. Such analysis and discussions may result in the Reporting Persons’ modifying their ownership of Shares, or may relate to one or more of the actions described in subsections (a) through (j) of this Item 4.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, (i) to hold its Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.     Interest in Securities of the Issuer.

(a) and (b)   Sigma has voting and dispositive power over, and may be deemed to beneficially own, 10,160,030 Shares representing 12.1% of the outstanding Common Stock of the Issuer, based upon 84,052,149 shares of Common Stock outstanding as contained in the Issuer’s most recently available filing with the Securities and Exchange Commission (the “Commission”), including: (i) shared voting and dispositive power over 10,160,030 Shares, and (ii) sole voting and dispositive power over 10,160,030 Shares.

Mr. Pirmann has voting and dispositive power over, and may be deemed to beneficially own 10,160,030Shares representing 12.1% of the outstanding Common Stock of the Issuer, based upon 84,052,149 shares of Common Stock outstanding as contained in the Issuer’s most recently available filing with the Commission, including: (i) shared voting and dispositive power over 10,160,030 Shares, and (ii) sole voting and dispositive power over 307,200 Shares.

(c)     Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A attached hereto and incorporated herein by reference.

(d)     To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)     N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this statement, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

Exhibit A     Joint Filing Agreement (filed herewith).

CUSIP No. 80201E108	13D	Page 6 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2009
Date

Sigma Planning Corporation

By:	/s/ John McClellan
John McClellan
Chief Compliance Officer

/s/ Wayne Pirmann
Wayne Pirmann

CUSIP No. 80201E108	13D	Page 7 of 15 Pages

Schedule A

Information with Respect to Transactions of Shares
by the Reporting Persons During the Past Sixty Days

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48

CUSIP No. 80201E108	13D	Page 8 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
11-16-2009	S	-500.00	1.54
11-16-2009	S	-600.00	1.54
11-19-2009	P	1930.00	1.57
11-19-2009	P	3070.00	1.58

CUSIP No. 80201E108	13D	Page 9 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
11-19-2009	P	6000.00	1.55
11-19-2009	P	2000.00	1.58
11-19-2009	P	10000.00	1.60
11-20-2009	P	8000.00	1.62

CUSIP No. 80201E108	13D	Page 10 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
11-20-2009	P	6000.00	1.64
11-20-2009	S	-1900.00	1.56
11-20-2009	S	-7100.00	1.55
11-30-2009	P	2500.00	1.42

CUSIP No. 80201E108	13D	Page 11 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
11-30-2009	P	2500.00	1.45
11-30-2009	P	5000.00	1.45
11-30-2009	P	3000.00	1.45
12-18-2009	P	500.00	1.40

CUSIP No. 80201E108	13D	Page 12 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
12-18-2009	P	500.00	1.40
12-18-2009	P	500.00	1.36
12-18-2009	P	8500.00	1.37
12-18-2009	P	4160.00	1.37

CUSIP No. 80201E108	13D	Page 13 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
12-18-2009	P	500.00	1.38
12-18-2009	P	500.00	1.40
12-18-2009	P	1500.00	1.43
12-18-2009	P	1000.00	1.36

CUSIP No. 80201E108	13D	Page 14 of 15 Pages

Date	Purchase “P”/Sale “S”	Number of Shares	Price Per Share
10-20-2009	P	2500.00	1.39
10-21-2009	S	-5500.00	1.30
10-23-2009	P	500.00	1.25
10-23-2009	P	14500.00	1.26
10-23-2009	P	7400.00	1.29
10-23-2009	P	11600.00	1.26
10-26-2009	P	290.00	1.28
10-26-2009	P	2710.00	1.29
10-29-2009	P	15000.00	1.19
10-29-2009	P	500.00	1.26
10-29-2009	P	12000.00	1.30
10-29-2009	P	1500.00	1.24
10-29-2009	P	2500.00	1.25
10-29-2009	P	500.00	1.28
10-29-2009	P	5500.00	1.30
10-29-2009	S	-1500.00	1.20
10-30-2009	P	4000.00	1.32
10-30-2009	P	3000.00	1.30
10-30-2009	P	1900.00	1.30
10-30-2009	P	2100.00	1.32
10-30-2009	P	1000.00	1.33
10-30-2009	P	14000.00	1.35
10-30-2009	P	8400.00	1.32
10-30-2009	P	11600.00	1.31
11-04-2009	S	-1400.00	1.25
11-05-2009	P	500.00	1.30
11-05-2009	P	500.00	1.32
11-05-2009	P	4000.00	1.31
11-09-2009	S	-3500.00	1.62
11-09-2009	S	12500.00	1.44
11-11-2009	P	2500.00	1.59
11-11-2009	P	1000.00	1.60
11-11-2009	P	6500.00	1.61
11-11-2009	P	2500.00	1.55
11-11-2009	P	2000.00	1.57
11-11-2009	P	2000.00	1.58
11-11-2009	P	3500.00	1.59
11-11-2009	P	10000.00	1.59
11-11-2009	P	2500.00	1.55
11-11-2009	P	3000.00	1.57
11-11-2009	P	4500.00	1.58
11-11-2009	P	2000.00	1.53
11-11-2009	P	8000.00	1.54
11-12-2009	S	-500.00	1.50
11-12-2009	S	-5500.00	1.48
12-18-2009	P	8000.00	1.37

(1)	All purchases/sales were effected through open market transactions.
(2)	Prices per share do not include brokerage commissions.

CUSIP No. 80201E108	13D	Page 15 of 15 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this statement.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of December 21, 2009.

Sigma Planning Corporation

By:	/s/ John McClellan
John McClellan
Chief Compliance Officer

/s/ Wayne Pirmann
Wayne Pirmann